VIA ELECTRONIC TRANSMISSION

November 2, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LIVEREEL MEDIA CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual General Meeting of Securityholders for LIVEREEL MEDIA CORPORATION.

1.	ISIN:	CA5381511016
	CUSIP:	538151101

2.	Date Fixed for the Meeting:	December 15, 2010

3.	Record Date For Notice:	November 15, 2010

4.	Record Date For Voting:	November 15, 2010

5.	Beneficial Ownership Determination Date:	November 15, 2010

6.	Classes or Series of Securities that entitle the
holder to receive Notice of the Meeting: Common Shares

7.	Classes of Series of Securities that entitle the
holder to vote at the meeting: Common Shares

8.	Business to be conducted at the meeting: Annual General

Yours Truly,

EQUITY FINANCIAL TRUST COMPANY

Michael Lee
Manager, Client Relations
Telephone: 416-361-0930 ext.236
mlee@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations

EquityFinancialTrust.com